SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934



                               At Home Corporation
                                (Name of Issuer)

                 Series A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    045919101
                                 (CUSIP Number)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
                              1400 Lake Hearn Drive
                                Atlanta, GA 30319
                                 (404) 843-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2000
             (Date of Event Which Requires Filing of This Statement)


 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 045919101                                           Page 2 of 17
- ------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Cox @Home, Inc.
- ------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
- ------------------------------------------------------------------------------
   3   SEC USE ONLY

- ------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                                                            WC
- ------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                 Not Applicable

- ------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

- ------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  29,114,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            29,114,600
- ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            29,114,600
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%; see Items 3-5
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                            CO
- ------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on October 7, 1997)

                                  SCHEDULE 13D
CUSIP No. 045919101                                                 Page 3 of 17
- ------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Cox Communications, Inc.
- ------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
- ------------------------------------------------------------------------------
   3   SEC USE ONLY



- ------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                                                            WC
- ------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                 Not Applicable
- ------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware
- ------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  29,114,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            29,114,600
- ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            29,114,600
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%; see Items 3-5
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                            CO
- ------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on October 7, 1997)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 4 of 17
- ------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Cox Holdings, Inc.
- ------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
- ------------------------------------------------------------------------------
   3   SEC USE ONLY

- ------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                                                            WC
- ------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                 Not Applicable

- ------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

- ------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  29,114,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            29,114,600
- ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            29,114,600
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%; see Items 3-5
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                            CO
- ------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on October 7, 1997)

                                  SCHEDULE 13D
CUSIP No. 045919101 7                                               Page 5 of 17
- ------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Cox Enterprises, Inc.
- ------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
- ------------------------------------------------------------------------------
   3   SEC USE ONLY

- ------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                                                            WC
- ------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                 Not Applicable

- ------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            Delaware

- ------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  29,114,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            29,114,600
- ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            29,114,600
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%; see Items 3-5
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                                            CO
- ------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on October 7, 1997)

                                  SCHEDULE 13D
CUSIP No. 045919101                                                 Page 6 of 17
- ------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Barbara Cox Anthony
- ------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
- ------------------------------------------------------------------------------
   3   SEC USE ONLY

- ------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                                   see Item 3
- ------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                 Not Applicable

- ------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            U.S.A.

- ------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  29,114,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            29,114,600
- ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            29,114,600
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%; see Items 3-5
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                 OO; see Item 2
- ------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on October 7, 1997)

                                  SCHEDULE 13D
CUSIP No. 045919101                                             Page 7 of 17
- ------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Anne Cox Chambers
- ------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [X]
- ------------------------------------------------------------------------------
   3   SEC USE ONLY


- ------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
                                   see Item 3
- ------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
                                 Not Applicable

- ------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            U.S.A.

- ------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                                 -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                                  29,114,600
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                                  -0-
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                            29,114,600
- ------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            29,114,600
- ------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [X]
- ------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               8.3%; see Items 3-5
- ------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                                 OO; see Item 2
- ------------------------------------------------------------------------------
*Excludes shares held by other parties to the Stockholders' Agreement (see Item 6 of Schedule 13D filed on October 7, 1997)

         This Amendment No. 1 amends the Report on Schedule 13D, originally filed on October 7, 1997 (the "Schedule 13D") by Cox @Home, Inc. ("CAH"), Cox Communications, Inc. ("CCI"), Cox Holdings, Inc. ("CHI"), Cox Enterprises, Inc.("CEI" and, collectively, with CAH, CCI and CHI, the "Cox Corporations" or "Cox"), Anne Cox Chambers, and Barbara Cox Anthony, and relates to the Series A Common Stock, par value $.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation (the "Issuer" or "@Home"). This Amendment No. 1 is being filed to reflect the fact that AT&T Corp. ("AT&T"), the Issuer, Cox and Comcast Corporation ("Comcast") entered into a Letter Agreement dated March 28, 2000 and related term sheets (collectively, the "Letter Agreement") providing for a number of transactions among and between the parties (collectively, the "Letter Agreement Transactions") as more fully described herein.

         Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Background.

         Item 1 of the Schedule 13D is hereby amended by adding the following:

         Based upon publicly available information, as of March 10, 2000, TCI was converted from a corporation into a limited liability company and was renamed AT&T Broadband, LLC. All references herein to TCI with respect to periods from and after such date shall be deemed to be references to AT&T Broadband, LLC.

Item 2.   Identity and Background.

         Item 2 of the Schedule 13D is hereby replaced in its entirety with the following:

         This Report is being filed jointly by CAH, CCI, CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony (collectively, the "Reporting Persons"). All of the Cox Corporations are incorporated in the State of Delaware. CCI is a fully integrated, diversified broadband communications company with interests in cable television distribution systems, programming networks and telecommunications technology. CAH and CHI are holding companies. The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions. The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, N.E., Atlanta, Georgia 30319. The principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W., Atlanta, Georgia 30305, and the principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

         All of the shares of the Issuer beneficially owned by the Reporting Persons are held of record by CAH. All of the issued and outstanding shares of capital stock of CAH are beneficially owned by CCI; approximately 65.7% of the outstanding shares of Class A Common Stock of CCI and 100.0% of the Class C Common Stock of CCI, which collectively account for approximately 76.4% of the voting power of the capital stock of CCI, is held by CHI; and all of the issued and outstanding shares of capital stock of CHI are beneficially owned by CEI. There are 607,634,354 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.8%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.8%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust

A, exercise beneficial  ownership over 248,237,055 shares (40.9%);  and (iv) 265
individuals and  trusts  exercise  beneficial   ownership  over  the  remaining
9,498,767 shares (1.6%). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.4%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Therefore, each of CAH, CCI, CHI, CEI, Anne Cox Chambers and Barbara Cox Anthony may be deemed to be beneficial owners of the securities reported herein.

         The following information concerning the directors and executive officers of CAH, CCI, CHI and CEI is set forth on Exhibit 99.1 attached hereto:

         (i)      name;

         (ii)     residence or business address; and

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Report, none of the Cox Corporations, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Report, all of the individuals listed on Exhibit 99.1 are citizens of the United States of America.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         Upon consummation of the Letter Agreement Transactions (but without giving effect to the exercise of any Warrants (as defined herein) or the Puts (as defined herein)), AT&T will hold a majority of the voting power of the Issuer and will be entitled to elect a majority of the directors of the Issuer, and will have the ability to control or significantly affect matters that require a stockholder vote.

         Except as otherwise disclosed in this Report, the Reporting Persons have not made any decision concerning their course of action with respect to the Issuer. The Reporting Persons could decide, depending on market and other factors, to dispose of shares of the Issuer's Common Stock which it beneficially owned, to acquire additional shares of Common Stock or other equity securities of the Issuer, to seek a strategic or other partner to share its interest in the Issuer or to take any other available course of action (which could involve one or more of the types of transactions, or have one or more of the results described in subparagraphs (a) through (j) of Item 4 hereto). In this regard, the Reporting Persons intend to review continuously their investment in the Issuer. In reaching any conclusion as to their future course of action, the Reporting Persons will take into consideration various factors, including, without limitation, the Issuer's business and financial condition and prospects, other developments concerning the Issuer and Cox, the effect of legal and regulatory requirements applicable to the Issuer and the Reporting Persons, other business opportunities available to Cox, developments with respect to the businesses of Cox, developments in the cable television and telecommunications industries generally, general economic conditions and stock market conditions.

         Except as set forth in this Report, neither Cox, Mrs. Chambers and Mrs. Anthony, nor, to the best of Cox's knowledge, any of the executive officers or directors of Cox has any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of
Item 4 hereto.

Item 5.  Interest in Securities of Issuer.

         Parts (a) and (b) of Item 5 are hereby replaced in their entirety with the following:

         (a) Based upon information provided by the Issuer (which gives effect to a two-for-one stock split that occurred on June 16, 1999), as of March 30, 2000, there were outstanding 351,954,355 shares of Series A Common Stock, 30,800,000 shares of Series B Common Stock and 2,000,000 shares of Series K Common Stock. As of the date hereof, Cox, Mrs. Chambers and Mrs. Anthony beneficially own 29,114,600 shares of Series A Common Stock, or approximately 8.3% of the shares of Series A Common Stock deemed outstanding (without giving effect to any conversion of shares of Series B Common Stock or Series K Common Stock).

        (b) To the extent the Stockholders are considered to be a "group" for purposes of Rule 13d-5 of the Exchange Act, each Stockholder may be deemed to have shared voting and dispositive power over the shares owned by each other Stockholder. To the best of the Reporting Persons' knowledge, AT&T beneficially owns 94,520,000 shares of Series A Common Stock, Cablevision Systems Corporation ("Cablevision") beneficially owns 20,462,596 shares of Series A Common Stock (represented by warrants to purchase such shares), Comcast beneficially owns 31,253,180 shares of Series A Common Stock, and KPCB beneficially owns no shares of Series A Common Stock. To the extent that AT&T, Cablevision, Comcast, Cox and KPCB are considered to be a "group" for purposes of this Schedule 13D, and assuming the conversion into Series A Common Stock of all shares of Series B Common Stock beneficially owned by AT&T, and the exercise by Cablevision of its warrants, such group would beneficially own an aggregate of 175,350,376 shares of Series A Common Stock, or approximately 45.6% of all shares of Series A Common Stock deemed outstanding.

         Neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that CAH, CCI, CHI, CEI, Anne Cox Chambers or Barbara Cox Anthony is a member of a "group" for purposes of Rule 13d-5 with any of the above-mentioned persons, or that such "group" exists and Cox, Mrs. Chambers and Mrs. Anthony expressly disclaim the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of the above-mentioned persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended by adding the following:

         On April 7, 1999, AT&T and TCI entered into a Letter Agreement with @Home and Cox, which Letter Agreement is attached as an Exhibit hereto and incorporated herein in its entirety.

         On July 7, 1999, AT&T, TCI, @Home and Cox entered into an amendment to the April 7, 1999 Letter Agreement, which amendment to the Letter Agreement is attached as an Exhibit hereto and incorporated herein in its entirety.

         Until the time that the Letter Agreement Transactions described below are consummated, Cox remains subject to the Stockholders' Agreement and related agreements described in Item 4 of the Schedule 13D as well as the Voting Agreement, the Stockholders' Agreement, the Letter Agreement (as defined in the
Schedule 13D), the Registration Rights Agreement, and the Company Charter.

         On March 28, 2000, AT&T Corp., the Issuer, Comcast and Cox entered into the Letter Agreement, which provided for the consummation of the Letter Agreement Transactions described therein, in accordance with the terms thereof, including:

1. Cox and Comcast will waive most of their rights under the Stockholders' Agreement, including the right to cause AT&T to vote all of its shares of Series B Common Stock, par value $.01 per share (the "Series B Common
     Stock"), in favor of the election of one designee of Comcast and one designee of Cox as a director of the Issuer, and each of Comcast's and Cox's current designee on the Issuer's board of directors (the "Board") will resign.

2. The Issuer will extend and enhance its existing distribution relationship with AT&T's cable subsidiaries through 2008, and will extend and enhance its existing distribution relationship with Comcast and Cox through 2006, subject to certain termination rights of Comcast and Cox.

3. The Issuer will work with AT&T to deliver services to consumers via advanced TV, narrowband initiatives and, subject to negotiation with AT&T's Wireless Group, wireless services.

4. The Issuer's certificate of incorporation will be amended to increase the number of authorized shares of Series B Common Stock, to provide that the holders of the Series B Common Stock will be entitled to elect a majority of the board of directors, and to eliminate all super-majority and unanimous Board voting requirements.

5. Approximately 50 million shares of Series A Common Stock held by AT&T will be converted into shares of Series B Common Stock.

6. AT&T will grant to each of Cox and Comcast the right to sell to AT&T (the "Puts"), at any time between January 1, 2001, and June 4, 2002, shares of Series A Common Stock having a value of up to $1,397,500,800, in the case of Cox, and $1,500,152,640, in the case of Comcast, at the greater of $48 and the average closing market price of the Series A Common Stock during the 15 days before and 15 days after exercise of the applicable Put.

         7. AT&T, Comcast and Cox will each receive warrants (collectively, "Warrants") to purchase two shares of Common Stock (one of which will be Series B Common Stock, in the case of AT&T) for each home passed by their respective cable systems. The vesting and exercisability of these Warrants are subject to certain events, including the passage of time.

         Completion of the Letter Agreement Transactions is subject to certain conditions, including receipt of shareholder approval of the proposed amendments to the Issuer's certificate of incorporation. It is expected that the parties will negotiate definitive agreements providing for the Letter Agreement Transactions; however, if such definitive documentation is not complete with respect to any particular Letter Agreement Transaction within 90 days of March 28, 2000, then the terms set forth in the term sheet that forms a part of the Letter Agreement will become the final and binding terms with respect to such matter.

         The foregoing description is qualified in its entirety by reference to the text of the Letter Agreement (including the term sheets attached thereto) which is filed as Exhibit 10.14 hereto and is incorporated by reference herein in its entirety.

         If Cox purchases shares of Common Stock under the Warrants, such purchases will be funded from working capital or such other sources as Cox may deem appropriate.

Item 7.  Material to be Filed as Exhibits.

     12.   Letter   Agreement,   dated   April  7,  1999,   among  AT&T   Corp.,
     Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.

     13. Amendment to April 7, 1999 Letter Agreement, dated July 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc. Cox @Home, Inc. and At Home Corporation.

     14. Letter Agreement and Term Sheets, dated March 28, 2000, among At Home Corporation, AT&T Corp., Comcast Corporation and Cox Communications, Inc.

     15. Press Release, dated March 29, 2000.

     16. Joint Filing Agreement, dated as of May 8, 2000, by and among Cox Enterprises, inc. ("CEI"), Cox Holdings, Inc. ("CHI"), Cox Communications, Inc. ("CCI"), Cox @Home, inc. ("CAH"), Anne Cox Chambers and Barbara Cox Anthony.

     17. Power of Attorney to Andrew A. Merdek from Mrs. Chambers.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        COX ENTERPRISES, INC.


    May 31, 2000                                 By:/s/ Andrew A. Merdek
    -----------------------                         -----------------------
            Date                                    Andrew A. Merdek
                                                    Secretary




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        COX HOLDINGS, INC.


      May 31, 2000                                By:/s/ Andrew A. Merdek
    -----------------------                          -----------------------
            Date                                     Andrew A. Merdek
                                                     Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       COX COMMUNICATIONS, INC.


     May 31, 2000                                   By:/s/ Andrew A. Merdek
    -----------------------                            -----------------------
            Date                                       Andrew A. Merdek
                                                       Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                             COX @HOME, INC.


      May 31, 2000                                   By:/s/ Andrew A. Merdek
    -----------------------                             -----------------------
            Date                                        Andrew A. Merdek
                                                        Secretary



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     May 31, 2000                                       /s/ Anne Cox Chambers
    -----------------------                             -----------------------
            Date                                        Anne Cox Chambers

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     May 31, 2000                                        /s/ Barbara Cox Anthony
    -----------------------                              -----------------------
            Date                                         Barbara Cox Anthony

                                Index to Exhibits

Exhibit #         Title of Exhibit

10.1 Letter Agreement and Term Sheet, dated October 2, 1997, among the Issuer, CSC, Comcast, CEI, KPCB and TCI, as amended October 10, 1997 (incorporated by reference to Exhibit 10.01 of the Current Report on Form 8-K filed by the Issuer (File No. 000-22697) on October 22, 1997 (the "8-K")).

10.2 Second Amended and Restated Stockholders Agreement, dated July 16, 1997 (incorporated by reference to Exhibit 4.04 of the Amendment No. 4 to the Form S-1 Registration Statement filed by the Issuer (File. No. 333-27323) on July 11, 1997 (the "S-1")).

10.3*     Voting Agreement, dated April 11, 1997 (incorporated by reference to
          Exhibit 9.01 of the S-1).

10.4 Fourth Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.06 of the S-1).

10.5 Third Amended and Restated Registration Rights Agreement, dated April 11, 1997 (incorporated by reference to Exhibit 4.01 of the S-1).

10.6 Warrant Purchase Agreement, dated October 10, 1997 between the Issuer and CSC (incorporated by reference herein to Exhibit 10.02 of the 8-K).

10.7      The Warrant (incorporated by reference to Exhibit 10.03 of the 8-K).

10.8* The Contingent Warrant (incorporated by reference to Exhibit 10.04 of the 8-K).

10.9* Joint Filing Agreement, dated as of May 12, 1999, by and among Cox Enterprises, Inc.("CEI"), Cox Holdings, Inc.("CHI"), Cox Communications, Inc. ("CCI"), Cox @Home, Inc.("CAH"), Anne Cox Chambers and Barbara Cox Anthony.

10.10* Agreement and Plan of Reorganization, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and Countdown Acquisition Corp.(incorporated by reference to Exhibit 2.01 to the Current Report on Form 8-K filed by At Home Corporation (File No. 000-22697) on February 19, 1999).

10.11* Voting Agreement, dated as of January 19, 1999, among At Home Corporation, Excite, Inc. and TCI Internet Holdings, Inc.incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Statement on Schedule 13D of Tele-Communications, Inc. (File No. 005-51925) filed on January 25, 1999).

10.12 Letter Agreement, dated April 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.

10.13 Amendment to April 7, 1999 Letter Agreement, dated July 7, 1999, among AT&T Corp., Tele-Communications, Inc., Cox Communications, Inc., Cox @Home, Inc. and At Home Corporation.

10.14 Letter Agreement and Term Sheets, dated March 28, 2000, among At Home Corporation, AT&T Corp., Comcast Corporation and Cox Communications, Inc. (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D of AT&T Corp. filed on March 31,
          2000).

10.15     Press release,  dated March 29, 2000  (incorporated  by reference to
          Exhibit 2 to Amendment No. 1 to the Statement on Schedule 13D of AT&T Corp. filed on March 31, 2000).

10.16 Joint Filing Agreement, dated as of May 8, 2000, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox Communications, Inc., Cox @Home, Inc., Anne Cox Chambers and Barbara Cox Anthony.

10.17     Power of Attorney to Andrew A. Merdek from Mrs. Chambers.

99.1      Executive Officers and Directors of CAH, CCI, CHI and CEI.